EXHIBIT 99.1

Inventiva announces major recruitments to accelerate the development of lanifibranor in NASH

  Seven recruitments with solid track records and complementary profiles to reinforce Inventiva’s clinical expertise, medical team and corporate functions
  New recruitments further expand the Company’s footprint in the United States while consolidating its presence in France

Daix (France), Long Island City (New York, United States), September 16, 2021 – Inventiva (Euronext Paris and Nasdaq: IVA), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis (NASH), mucopolysaccharidoses (MPS) and other diseases with significant unmet medical need, today announced a series of recruitments with a view to accelerate the development of its lead drug candidate lanifibranor for the treatment of NASH.

The complementary profiles of the new arrivals will allow Inventiva to strengthen its expertise in clinical operations and drug development while reinforcing its core corporate functions.

Following the opening of Inventiva’s subsidiary in the United States in January 2021, these recruitments will further expand the Company’s footprint in this key geography and consolidate its presence in France.

Recruitments – Clinical operations and medical team

With over 20 years of experience in pharmaceutical and clinical development, Alice Roudot-Ketelers, PharmD, joins Inventiva as Vice President Clinical Operations and Pharmaceutical Development and member of its Executive Committee. Based in France, she will lead and oversee the Company’s global clinical and pharmaceutical development activities, particularly focusing on the development of lanifibranor and the recently launched pivotal NATiV3 Phase III clinical trial in NASH. Prior to joining Inventiva, Alice was in charge of all drug development programs and oversaw cross-functional teams in Chemistry, Manufacturing and Controls (CMC), non-clinical and clinical development up to Phase III at one of the major biotech companies in the NASH field.

Jean-Paul Dutertre, MD, joins the Company as Head of Pharmacovigilance in France, leading Inventiva’s pharmacovigilance activities with a focus on lanifibranor. Leveraging 30 years of experience in pharmacovigilance, Jean Paul worked for large pharmaceutical groups, including Eli Lilly and Company and GlaxoSmithKline, as well as biotech companies following his first position as Phase I physician at Fournier. In his different roles, Jean-Paul has led the establishment and maintenance of pharmacovigilance systems and processes. In this context, he frequently interacted with the U.S Food and Drug Administration (FDA) and the European Medicines Agency (EMA), and was in charge, amongst others, of drafting the safety components for the applications of various drug candidates.

Sanjay Patel, MD, joins Inventiva in the role of Medical Director, with a proven expertise in diabetes and orphan diseases. Based in the United Kingdom, he reinforces Inventiva’s clinical team to support the development of lanifibranor for the treatment of NASH. Sanjay is an experienced Global Clinical Research Physician who has over 20 years of experience in clinical development within both large pharmaceutical groups, including Eli Lilly and Company, GlaxoSmithKline and Boehringer Ingelheim, and biotech companies.

Gerardo Rodriguez, MD, PhD, joins Inventiva as Senior Medical Director, based in the United States. With more than 17 years of experience in drug development, he will co-lead the Company’s pivotal Phase III clinical study with lanifibranor in NASH. Gerardo is a widely recognized cardiovascular endocrinologist, gene therapist and researcher, with a strong expertise across hepatology, diabetes, endocrinology and cardiovascular research, having worked for large pharmaceutical groups, biotech companies and Contract Research Organizations (CROs). Prior to joining Inventiva, Gerardo was the Head of Therapeutic Area of the Liver Disease Program at AbbVie, where he was involved in the Phase III clinical trial with cenicriviroc in NASH and led more than 45 Phase II clinical studies in NASH, in big and small pharmaceutical companies. Previously, Gerardo served as scientific advisor on NASH, diabetes and cardiovascular diseases for leading pharmaceutical companies, including Pfizer, Eli Lilly and Company, and Astra Zeneca.

Based in the United States, Joseph Covino, BS, joins the Company as Senior Director Clinical Operations to lead Inventiva’s clinical operations in the Unites States, with a primary focus on the Phase III clinical trial with lanifibranor. Joseph has more than 15 years of experience in drug development and managing clinical research trials, focusing on hepatology, cardiology, respiratory and rare diseases as well as oncology.

Recruitments – Corporate functions

Based in France, Eric Duranson, LLM, joins Inventiva in the role of General Counsel and as member of its Executive Committee. At Inventiva, he will focus on the acceleration of the Company’s strategy and further expansion. Eric has over 20 years of experience in the life sciences industry, supporting companies such as Thermo Fisher Scientific, Sanofi and bioMerieux, throughout all product development stages, from research and development to marketing.

Pascaline Clerc, PhD, joins the Company as Vice President Global External Affairs to lead Inventiva’s corporate and strategic communications, patient advocacy and stakeholder engagement to support the development of its pipeline, with a primary focus on lanifibranor and NASH. Based in the United States, Pascaline has more than 15 years of experience in patient engagement, particularly in the area of NASH as part of a Phase III clinical trial, public policy and scientific research.

Frédéric Cren, Chairman, CEO and cofounder of Inventiva, said: “We are delighted to welcome these important new hires. Reinforcing our presence in the U.S. and consolidating our footprint in France, they join us at a critical time, as we advance with the pivotal development of lanifibranor in NASH and the recently launched Phase III clinical trial. Their solid track records and complementary expertise, spanning clinical operations, drug development and corporate functions, will be a great addition to our teams and key to accelerate both the development of lanifibranor and our R&D portfolio at large.”

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of NASH, MPS and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing two clinical candidates, as well as a deep pipeline of preclinical programs.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies. In 2020, Inventiva announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH and obtained FDA Breakthrough Therapy and Fast Track designation for lanifibranor in the treatment of NASH. Lanifibranor is currently being evaluated in a pivotal Phase III clinical trial.

Inventiva is also developing odiparcil, a second clinical stage asset, for the treatment of patients with subtypes of MPS, a group of rare genetic disorders. Inventiva announced positive topline data from its Phase IIa clinical trial evaluating odiparcil for the treatment of adult MPS VI patients at the end of 2019 and received FDA Fast Track designation in MPS VI for odiparcil in October 2020.

In parallel, Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program. Furthermore, the Company has established a strategic collaboration with AbbVie in the area of autoimmune diseases. AbbVie has started the clinical development of ABBV‑157, a drug candidate for the treatment of moderate to severe psoriasis resulting from its collaboration with Inventiva. This collaboration enables Inventiva to receive milestone payments upon the achievement of pre-clinical, clinical, regulatory and commercial milestones, in addition to royalties on any approved products resulting from the collaboration.

The Company has a scientific team of approximately 70 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, as well as in clinical development. It also owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly‑owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA).
www.inventivapharma.com

Contacts

Inventiva Pascaline Clerc VP of Global External Affairs media@inventivapharma.com +1 240 620 9175	Brunswick Group Yannick Tetzlaff / Tristan Roquet Montegon / Aude Lepreux Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations Patti.bank@westwicke.com +1 415 513 1284

Important Notice

This press release contains forward-looking statements, forecasts and estimates with respect to Inventiva’s clinical trials, clinical trial data releases, clinical development plans and anticipated future activities of Inventiva. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, or that candidates will receive the necessary regulatory approvals. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2020 filed with the Autorité des Marchés Financiers on March 15, 2021, the Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 15, 2021 as well as the full-year financial report for the year ended December 31, 2020 for additional information in relation to such factors, risks and uncertainties.

Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

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